                                                           EXHIBIT 99(a)(5)


THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE, NOR A SOLICITATION OF AN OFFER TO SELL THE SECURITIES.

                 NOTICE OF TERMINATION OF OFFER TO PURCHASE FOR CASH
               UP TO 550,000 SERIES 14 BENEFICIAL ASSIGNEE CERTIFICATES
                  (THE "BACS") OF BOSTON CAPITAL TAX CREDIT FUND II
                       LIMITED PARTNERSHIP (THE "PARTNERSHIP")
                       BY VALLEY CREEK CAPITAL, LLC, A DELAWARE
                             LIMITED LIABILITY COMPANY
                                 (THE "PURCHASER")


The Purchaser is immediately terminating its offer to purchase for cash up to 550,000 BACs held by the BAC Holders of the Partnership due to the making of a tender offer for the BACs by another person. All BACs tendered will be returned to their owners.

                                    April 23, 1998